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Exhibit (e)(4)

November 23, 2012

BioClinica, Inc.
826 Newtown Yardley Road
Newtown, PA 18940

  Re:    Exclusivity Period

Gentlemen:

        This letter sets forth our understanding with respect to a period of exclusivity during which JLL Partners Inc. (the "Buyer") will have the exclusive right to negotiate with BioClinica, Inc. (the "Company") and to conduct due diligence in connection with a possible acquisition of the Company by Buyer (the "Possible Transaction"). The Buyer hereby reaffirms that certain letter from the Buyer to the Company dated November 14, 2012 (the "Bid Letter"); provided, that, the consideration per share shall be $7.25 per share, subject to the terms and conditions set forth in the Bid Letter.

        The Company acknowledges that Buyer will expend substantial time and effort in connection with its due diligence investigation of the Company. In order to induce Buyer to continue discussions and continue its due diligence investigation, the Company agrees as follows:

          (a)   Except with respect to the Possible Transaction, the Company agrees that it will not, and it will direct its subsidiaries and its and their respective directors, officers, affiliates, employees and other agents and representatives (including, without limitation, any investment banking, legal or accounting firm retained by it or any of them and any individual member or employee of the foregoing) (each, a "Representative") not to, (i) initiate, solicit or seek any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its stockholders or any of them) with respect to a merger, acquisition, consolidation, recapitalization, liquidation, dissolution or similar transaction involving, or any purchase of all or any substantial portion of the assets or any equity securities of, the Company or any subsidiary (any such proposal or offer being hereinafter referred to as a "Proposal"), or (ii) engage in any negotiations with any person relating to a Proposal, or (iii) enter into or consummate any agreement, arrangement or understanding with any person relating to a Proposal.

          (b)   Except with respect to the Possible Transaction, the Company shall immediately cease and terminate, and it shall direct its subsidiaries and its and their respective Representatives immediately to cease and terminate, any existing negotiations with any parties conducted heretofore with respect to any Proposal.

          (c)   The Company shall notify Buyer promptly if any written offers related to a Proposal are received by it or any of its subsidiaries or any of their respective Representatives and provide Buyer with a summary of the terms of such offer; provided, that the Company shall only deliver such notice in compliance with any applicable confidentiality provision or agreement with such other party.

        The period of exclusivity and the Company's obligations under this letter agreement shall remain in effect until the earlier of (i) such time as the Buyer notifies the Company orally or in writing that the Buyer is terminating discussions with respect to a Possible Transaction or that the per share consideration of any Possible Transaction would be less than $7.25, or (ii) December 23, 2012 (such earlier date, the "Exclusivity Date"), at which time such period of exclusivity and the Company's obligations under this letter agreement shall automatically, and without any further action, cease and terminate; provided, however, that no such termination shall relieve the Company from any liability for breach of the terms of this letter agreement occurring prior to any such termination. The Buyer shall promptly, and in any event within 48 hours, notify the Company of any determination by Buyer not to proceed with respect to a Possible Transaction or to offer per share consideration in any Possible Transaction of less than $7.25.

        Each of the Company and the Buyer acknowledges that neither Buyer nor the Company shall be bound to consummate a Possible Transaction unless and until the parties execute a definitive agreement with respect to the Possible Transaction and then only upon the terms and conditions set forth in such definitive agreement. Except as set forth herein, neither the Company nor Buyer shall have any liability to the other if for any reason the parties fail to execute a definitive agreement. The Buyer and the Company hereby acknowledge that the terms and provisions of that certain confidentiality agreement between the Company and the Buyer dated October 15, 2012 remain in full force and effect, and shall apply to this letter agreement.

        The Company understands and agrees that money damages may not be a sufficient remedy for any breach of this letter agreement by the Company or any of its Representatives, and that Buyer may be entitled to equitable relief, including without limitation injunctive relief and specific performance, as a remedy for any such breach. Such remedies shall not be deemed to be the exclusive remedies for a breach of this letter agreement by Buyer or its Representatives, but shall be in addition to all remedies of the Buyer available at law or in equity.

        This letter agreement contains the entire agreement between the Company and the Buyer concerning the subject matter hereof and supersedes in its entirety any prior agreement or understanding between the Company and the Buyer with respect to the subject matter hereof. No provision of this letter agreement may be waived or amended except by the express written consent of both the Company and the Buyer. No failure or delay by either the Company or the Buyer in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or future exercise thereof or the exercise of any other right, power or privilege hereunder.

        This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the conflicts of law principles thereof. The Company and the Buyer each irrevocably and unconditionally submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (and the Delaware Supreme Court) over any suit, action or proceeding arising out of or relating to this letter agreement. The Company and the Buyer each hereby irrevocably and unconditionally waives any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. The Company and the Buyer each agree that a final judgment in any suit, action or proceeding brought in any such court shall be conclusive and binding upon such party and may be enforced in any other courts to whose jurisdiction such party is or may be subject, by suit upon judgment.

        Kindly sign, date and return a copy of this letter to acknowledge your agreement to the terms set forth above.

Very truly yours,
JLL Partners Inc.
By:	/s/ DAN AGROSKIN
Name:	Dan Agroskin
Title:	Managing Director

Acknowledged and agreed
this 23rd day of November 2012.

BioClinica, Inc.
By:	/s/ DAVID E. NOWICKI, DMD
Name:	David E. Nowicki, DMD
Title:	Chairman, Board of Directors, BioClinica, Inc.

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  Exhibit (e)(4)